VIA EDGAR

May 19, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re: Tango Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-287202

Dear Mr. Buchmiller,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tango Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 21, 2025, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Marishka DeToy at (617) 570-1926.

If you have any questions regarding this request, please contact Marishka DeToy of Goodwin Procter LLP at (617) 570-1926.

Sincerely,

TANGO THERAPEUTICS, INC.

/s/ Barbara Weber
Barbara Weber
Chief Executive Officer and President

cc:	Daniella Beckman, Tango Therapeutics, Inc.

Douglas Barry, Tango Therapeutics, Inc.

Marishka DeToy, Esq., Goodwin Procter LLP